UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K/A
(Amendment No. 1)
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 8, 2012

NTS MORTGAGE INCOME FUND
(Exact name of registrant as specified in its charter)

Delaware	**0-18550**	**61-1146077**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

10172 Linn Station Road
Louisville, Kentucky 40223
(Address of principal executive offices)

(502) 426-4800
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Explanatory Note

This Amendment No. 1 on Form 8-K/A is being filed solely to amend the cover page from the original Form 8-K filed on March 9, 2012, in which the box indicating that the filing was a written communication pursuant to Rule 425 under the Securities Act was inadvertently not checked in the filing on EDGAR due to a technical error.

This Amendment No. 1 on Form 8-K/A is being filed for the sole purpose of correcting this omission, and speaks as of the original filing date, and except as indicated, has not been updated to reflect events occurring subsequent to the original filing date.

The information below except where indicated by footnote is a recitation of the text from the original Form 8-K filed on March 9, 2012.

Item 8.01. Other Events.

On March 8, 2012, NTS Mortgage Income Fund (the "Company) sent an email to its stockholders and another email to certain stockholder fiduciaries announcing that an affiliate of the Company, Bluegreen Investors LLC, mailed a formal tender offer to all of the Company's stockholders on Tuesday, March 6th.

A copy of the body of the emails sent to stockholders and certain stockholder fiduciaries are filed as Exhibit 99.1 and Exhibit 99.2, respectively, to this Current Report on Form 8-K and are incorporated in their entirety into this Item 8.01 disclosure by reference.

Item 9.01. Financial Statements and Exhibits.

(a) Financial Statements of Businesses Acquired: N/A
(b) Pro Forma Financial Information: N/A
(c) Shell Company Transactions: N/A
(d) Exhibits:
      99.1 Email to Stockholders*
      99.2 Email to Certain Stockholder Fiduciaries*
* Previously filed on Form 8-K dated March 9, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS MORTGAGE INCOME FUND,
a Delaware corporation

By: /s/ Gregory A. Wells
Name: Gregory A. Wells
Title: Secretary/Treasurer/Chief Financial Officer
Date: March 9, 2012